GREY CLOAK TECH INC

10300 W. Charleston Blvd.

Las Vegas, NV 89135

June 19, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. Matthew Crispino, Attorney - Advisor

Re: Grey Cloak Tech Inc.

Amendment No. 2 to Registration Statement on Form S-1 Filed on June 3, 2015

File No. 333-202542

Dear Mr. Crispino:

This letter sets forth the responses of Grey Cloak Tech Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of June 16, 2015. Each numbered paragraph below responds to the comment having the same number in the June 16, 2015 comment letter.

Selling Security Holders, page 21

1. Please update your beneficial ownership table to present the information as of the most recent practicable date.

RESPONSE: See revised date. There are no changes to the table. The information as of March 31, 2015 is the same as June 19, 2015. The Company has not issued any common stock or any other class of securities since the closing of the Company’s Regulation D 506(b) private placement offering which closed in February 2015.

Selling Stockholders, page 22

2. We note your response to prior comment 5 and reissue the comment, in part. It appears that Mr. David Bromberg beneficially owns the shares owned by KBK Ventures Inc. as he holds voting and investment power over the common stock. Similarly, it appears that Mr. Daniel Rudden beneficially owns the shares owned by Victory Fund LLC as he holds voting and investment power over the common stock. Accordingly, the number of shares held by Messrs. Bromberg and Rudden disclosed in the table should include the shares held by KBK Ventures and Victory Fund, respectively. Please revise, or advise. Refer to Rule 13d-3 of the Exchange Act.

RESPONSE: The existing table is correct and complies with the rules cited in comment 2. The existing table shows the 50,000 shares owned by KBK Ventures Inc. as also beneficially owned by David Bromberg, i.e the same 50,000 shares are shown twice in the existing table. Likewise, the existing table also shows the 50,000 shares owned by Victory Fund LLC as also beneficially owned by Daniel Rudden. The disclosure has been revised to explain this more clearly.

Information with Respect to the Registrant, page 27

General

3. We note that you have filed the Personal Services and Management Agreement with Reliable Document Solutions as Exhibit 10.1. Please revise your disclosure to summarize the key terms of this agreement.

RESPONSE: See revised disclosure.

Technology, page 29

4. We note your response to prior comment 9 and reissue the comment. Although you have included a hyperlink to the agreement, you have not filed the agreement as an exhibit to your registration statement. Please file the agreement or tell us why it is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: See Exhibit 10.2.

Dependence on one or a few major customers, page 31

5. We note your response to prior comment 10. Please revise your disclosure to state clearly that you do not have a written or oral agreement with this customer and that there is no guarantee that this customer will purchase any additional software or consulting services from the company. Please make similar revisions to the risk factor on page 8.

RESPONSE: See revised disclosure.

Description of Property

6. We note your response to prior comment 11 and reissue the comment. The agreement filed as Exhibit 10.1 is a Personal Services and Management Agreement.

RESPONSE: See revised disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Marketing campaign, page 37

7. We note your response to prior comment 12 and reissue in part. Please define “PPC.”

RESPONSE: See revised disclosure. PPC is the acronym for pay per click.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Fred Covely

Fred Covely

Chief Executive Officer

Grey Cloak Tech Inc.